Exhibit 21

LIST OF SUBSIDIARIES OF INPLAY TECHNOLOGIES, INC.
(June 30, 2009)

Name of Subsidiary	State of Incorporation or Organization
Aztec Industries, Inc.	Arizona
Total Switch, Inc.	Arizona
FinePoint Innovations, Inc.	Delaware